Morgan Lewis

Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

Via EDGAR Correspondence

July 21, 2021

Yoon Choo, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: BNY Mellon ETF Trust (the “Registrant”)

File Nos. 333-234030 and 811-23477

Dear Ms. Choo:

This letter responds to comments you provided on June 14, 2021, with respect to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-1A. Post-Effective Amendment No. 4 was filed on May 3, 2021, and included disclosure with respect to the BNY Mellon Ultra Short Income ETF, a separate series of the Registrant. Summaries of the comments and responses thereto on behalf of the Registrant are provided below.

General Comment

1.	Comment: Please supplementally confirm the effective date of the filing.

Response: Post-Effective Amendment No. 4 was filed pursuant to paragraph (a)(2) of Rule 485 under the Securities Act of 1933, with an effective date 75 days after filing. The Registrant subsequently made a 485BXT filing on July 16, 2021 designating a new effective date of August 2, 2021.

2.	Comment: Prior to effectiveness, please provide the final fee tables and examples, including disclosure regarding any applicable expense limitations and/or fee waivers. Please also supplementally explain why the footnote to the fee table has been left blank if the fund will be added to the current advisory agreement.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004                +1.202.739.3000

United States                              +1.202.739.3001

Response: The completed fee tables and examples have been provided under separate cover. At the time of filing Post-Effective Amendment No. 4, the exceptions to the fund’s unitary fee had not been finalized and, therefore, the footnote was left blank. The Registrant notes the footnote has been completed in the fee table provided in response to this comment.

Prospectus

Fund Summary

3.	Comment: Please supplementally disclose the limits on duration during the market conditions referred to in the sentence below, included in the Principal Investment Strategy section. If greater than two years, please supplementally explain why it is appropriate for an ultra short fund to have a duration in excess of two years.

The fund typically seeks to maintain an effective duration of one year or less, although, under certain market conditions, such as in periods of significant volatility in interest rates and spreads, the fund’s duration may be longer than one year.

Response: The Registrant confirms that the effective duration of the fund will not exceed two years.

4.	Comment: Please supplementally provide the name of the fund’s sub-adviser.

Response: Dreyfus Cash Investment Strategies, a division of Mellon Investments Corporation, which is registered with the SEC as an investment adviser, will serve as the fund’s sub-adviser upon launch.

5.	Comment: In the Principal Investment Strategy section, please provide plain English descriptions/explanations of the italicized portions of the following sentences:
a.	Consider account statistical metrics to ensure appropriate portfolio liquidity.
b.	Use a bottom-up optimization approach for yield and risk-adjusted returns by relying on proprietary research and trading resources at the macro, sector and issuer levels.
c.	Once the level of fair value is estimated, the portfolio managers then perform cyclical research, which is based on classical fundamental macroeconomics, to assess why a bond is over- or undervalued.
d.	Finally, the last step of the portfolio managers’ macroeconomic assessment is to understand market expectations, which is used as a behavioral or contrarian indicator.
e.	Active duration and yield curve positioning are not central to the portfolio managers’ investment philosophy.

Response: The Registrant has revised the Principal Investment Strategy section to address the comment. The Registrant has provided a comparison document under separate cover reflecting revisions made to the prospectus included in Post-Effective Amendment No. 4, including these revisions to the Principal Investment Strategy section.

6.	Comment: Please explain how “trading resources” contribute to the bottom-up optimization approach, as described in the following sentence included in the Principal Investment Strategy section:

Use a bottom-up optimization approach for yield and risk-adjusted returns by relying on proprietary research and trading resources at the macro, sector and issuer levels.

Response: The Registrant has removed the reference to trading resources in the Principal Investment Strategy section.

7.	Comment: Please explain how individual security valuation is part of the sub-adviser’s broad top-down macroeconomic analysis, as described in the following sentence included in the Principal Investment Strategy section:

Valuation: The portfolio managers use a number of valuation indicators and quantitative models to help establish fair value for a bond.

Response: The Registrant has revised the disclosure to clarify that the establishment of a fair market values for individual bonds is part of the sub-adviser’s bottom-up approach.

8.	Comment: Please explain what is meant by “fair value” in the following sentence included in the Principal Investment Strategy section and its context with respect to the fund’s principal investment strategies:

Valuation: The portfolio managers use a number of valuation indicators and quantitative models to help establish fair value for a bond.

Response: The Registrant has replaced the term “fair value” with “fair market value.” As part of the investment process, the portfolio managers establish a fair market value for a bond, then compare that value to the bond’s price in the market to determine if the bond is over- or undervalued.

9.	Comment: In the discussion of “Interest rate risk” in the Principal Risks section, please disclose that interest rates are currently at historical lows and the potential effects on the fund and the fund’s investments.

Response: The discussion of “Interest rate risk” has been revised as follows. The Registrant notes the sentence prior to and following the added sentence discuss the potential effects of low interest rates on the fund and the fund’s investments.

Interest rate risk. Prices of bonds and other fixed rate fixed-income securities tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect fixed-income securities and, accordingly, will cause the value of the fund’s investments in these securities to decline. Recently, interest rates in the U.S. and certain foreign markets have been low relative to historic levels. During periods of very low interest rates, which occur from time to time due to market forces or actions of governments and/or their central banks, including the Board of Governors of the Federal Reserve System in the U.S., the fund may be subject to a greater risk of principal decline from rising interest rates. When interest rates fall, the fund’s investments in new securities may be at lower yields and may reduce the fund’s income. The magnitude of these fluctuations in the market price of fixed-income securities is generally greater for securities with longer effective maturities and durations because such instruments do not mature, reset interest rates or become callable for longer periods of time.

10.	Comment: With respect to the discussion of “Foreign government obligations, debt obligations of supranational entities and sovereign debt obligations risk” in the Principal Risks section, please supplementally explain why the last two sentences of the discussion (pasted below) are appropriate when the fund’s investments at the time of purchase have minimum rating requirements that are investment grade.

Some sovereign obligors have been among the world’s largest debtors to commercial banks, other governments, international financial organizations and other financial institutions. These obligors, in the past, have experienced substantial difficulties in servicing their external debt obligations, which led to defaults on certain obligations and the restructuring of certain indebtedness.

Response: The Registrant has removed the above disclosure from the Principal Risks section.

11.	Comment: With respect to the discussion of “Cash transaction risk” in the Principal Risks section, please also address the risks of creation transactions in cash or supplementally explain why such disclosure is not applicable.

Response: The Registrant believes the current discussion, which discusses potential tax consequences resulting from cash redemptions, is appropriate. The Registrant notes that cash creations are not expected to result in similar tax consequences as may result from cash redemptions. The Registrant further notes that, although cash creations and redemptions may result in greater transaction costs for the fund than in-kind creations and redemptions, the fund charges authorized participants a transaction fee on both creation and redemption transactions that is designed to offset these costs.

12.	Comment: Please consider moving the disclosure included in the discussion of “Non-money market fund risk” in the Principal Risks section to the Principal Investment Strategy section.

Response: The Registrant has added the following to the Principal Investment Strategy section:

The fund is not a money market fund and does not seek to maintain a stable net asset value of $1.00 per share.

13.	Comment: Please supplementally identify for the Staff the broad-based securities index that the fund intends to use.

Response: The fund currently intends to use the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index as its broad-based securities index.

14.	Comment: In the Payments to Broker-Dealers and Other Financial Intermediaries section, please revise the sentence as follows to track Item 8 of Form N-1A.

If you purchase fund shares through a broker-dealer or other financial intermediary (such as a bank), the Adviser or its affiliates may pay the financial intermediary for certain activities related to the fund~~, including educational training programs, conferences, the development of technology platforms and reporting systems, or other services related to the sale or promotion of the fund~~. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Response: The Registrant has not made the requested change. The Registrant does not believe the disclosure in this section necessarily needs to track Item 8 of Form N-1A. In particular, the Registrant notes that Item 8 of Form N-1A states “a Fund may modify the statement [required by Item 8] if the modified statement contains comparable information.” The Registrant believes the current disclosure is consistent with Item 8 and that the examples the Staff requested be deleted are helpful as they provide examples of the “certain activities related to the fund” for which the Adviser may pay financial intermediaries.

Fund Details

15.	Comment: The Staff notes in the Fund Details section that Brady bonds are listed in the principal strategies discussion but a discussion of “Brady bonds risk” is included as a non-principal risk of the fund. Please reconcile this discrepancy.

Response: The Registrant has removed the reference to Brady bonds in the Fund Details section as well as the Investment Risks section.

16.	Comment: Please include an explanation/definition of “maturity” to contrast the explanation/definition of “duration” currently included in the Fund Details section.

Response: The disclosure has been revised as follows:

The fund typically seeks to maintain an effective duration of one year or less, although, under certain market conditions, such as in periods of significant volatility in interest rates and spreads, the fund’s duration may be longer than one year. The fund does not have any restrictions on its average effective portfolio maturity or on the maturity or effective duration of the individual fixed-income securities the fund may purchase. Duration is an indication of an investment’s “interest rate risk,” or how sensitive a bond or the fund’s portfolio may be to changes in interest rates. Generally, the longer a bond’s duration, the more likely it is to react to interest rate fluctuations and the greater its long-term risk/return potential. The change in the value of a fixed-income security or portfolio can be approximated by multiplying its duration by a change in interest rates. For example, the market price of a fixed-income security with a duration of three years would be expected to decline 3% if interest rates rose 1%. Conversely, the market price of the same security would be expected to increase 3% if interest rates fell 1%. The maturity of a security measures the time until final payment is due. ~~In calculating effective duration, the~~ The fund may treat a security that can be repurchased by its issuer on an earlier date (known as a “call date”) as maturing on the call date rather than on its stated maturity date. ~~The fund does not have any restrictions on its average effective portfolio maturity or on the maturity or effective duration of the individual fixed-income securities the fund may purchase.~~

17.	Comment: Please provide a plain English description/explanation of the italicized portion of the following sentence:

When the portfolio managers think about the term structure of interest rates, they generally consider: 1) inflation expectations, 2) growth expectations, 3) central bank policy expectations and 4) other technical or flow-driven factors.

Response: The disclosure has been revised as follows:

When the portfolio managers think about the term structure of interest rates, they generally consider: 1) inflation expectations, 2) growth expectations, 3) central bank policy expectations and 4) other technical ~~or flow-driven~~ factors such as supply/demand.

18.	Comment: With respect to the discussion of “Floating and variable rate securities risk,” please confirm if LIBOR risk is a principal risk of the fund and, if so, please include in the corresponding risk in the summary as well. In addition, please update the LIBOR related disclosure to note that the decision to extend certain LIBOR values is final.

Response: The Registrant confirms LIBOR risk is not considered a principal risk of the fund. The Registrant has revised the second and third sentences of the LIBOR related disclosure as follows:

On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that after 2021, it will cease its active encouragement of banks to provide quotations needed to sustain the LIBOR rate. ~~it intends to phase out LIBOR by the end of 2021.~~ On March 5, 2021, ~~November 30, 2020,~~ the administrator of LIBOR announced a delay in ~~its intention to begin consultation on delaying~~ the phase out of the majority of the U.S. dollar LIBOR publications until June 30, 2023, with the remainder of LIBOR publications to still end at the end of 2021.

19.	Comment: The Staff notes that the fund’s principal investment strategies state that the fund will normally invest in U.S. dollar denominated debt securities. With respect to the discussion of “Foreign investment risk” in the Fund Details section, please remove the reference to currency fluctuations or revise the strategies accordingly.

Response: The Registrant has not made the requested change. A foreign issuer may be subject to the risks of currency fluctuations regardless of whether its securities are U.S. dollar denominated or foreign currency denominated. For example, currency fluctuations may impact the costs a company pays for imported supplies or the demand for the company’s products in other countries.

20.	Comment: If “Brexit risk” is a principal risk of the fund, please disclose.

Response: The Registrant does not currently consider “Brexit risk” to be a principal risk of the fund.

21.	Comment: With respect to the discussion of “Foreign government obligations, debt obligations of supranational entities and sovereign debt obligations risk,” the disclosure noted below is characterized as a risk of emerging market countries. The Staff notes similar disclosure is included in the summary Principal Risks section, but without reference to emerging market countries. If the fund will invest in securities of sovereign obligations or securities of other issuers in emerging markets as part of its principal investment strategy, please revise the Principal Investment Strategy section accordingly. If not, please consider revising the discussion in the summary Principal Risks section.

Sovereign obligors in emerging market countries are among the world’s largest debtors to commercial banks, other governments, international financial organizations and other financial institutions. These obligors, in the past, have experienced substantial difficulties in servicing their external debt obligations, which led to defaults on certain obligations and the restructuring of certain indebtedness.

Response: The disclosure has been revised as follows:

Sovereign obligors ~~in emerging market countries~~ are among the world’s largest debtors to commercial banks, other governments, international financial organizations and other financial institutions. ~~These~~ Certain of these obligors, in the past, have experienced substantial difficulties in servicing their external debt obligations, which led to defaults on certain obligations and the restructuring of certain indebtedness.

22.	Comment: The discussion of “Mortgage-related securities risk” uses the terms “mortgage-related securities” and “mortgage-backed securities.” Please consider using one term consistently.

Response: The Registrant has revised the disclosure to refer to these securities as “mortgage-backed securities.”

23.	Comment: The Staff notes the discussion of “Portfolio turnover risk” as a non-principal risk of the fund. Please include corresponding disclosure in the non-principal strategies disclosure.

Response: The Registrant does not expect the fund to experience high levels of portfolio turnover and has deleted the discussion of “Portfolio turnover risk” as a non-principal risk of the fund.

Statement of Additional Information (“SAI”)

24.	Comment: The fund’s concentration policy (included below) appears to reserve discretion as to when and whether the fund may concentrate. It is the Staff’s position that a fund may not change its concentration policy without a shareholder vote, unless the statement of policy clearly indicates when and under what conditions any changes between the concentration and non-concentration can be made. Please revise the policy to either remove “under normal circumstances” or clearly indicate the specific circumstances when the fund could change its policy.

The fund may not invest more than 25% of its assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or shares of other investment companies; except that under normal circumstances the fund will invest more than 25% of its assets in the banking industry.

Response: The fund only intends to vary from its fundamental concentration policy when it is taking a temporary defensive position. The Registrant believes the current disclosure is accurate and that removing the phrase “under normal circumstances” could potentially be misleading. To clarify when the fund may not concentrated in the banking industry, the Registrant has revised the paragraph below the fundamental policies with respect to concentration as follows:

For purposes of the Fundamental Policy regarding industry concentration: (i) the fund will not invest more than 25% of the fund's total assets in securities issued or guaranteed by a foreign government or by a foreign supranational entity; and (ii) during periods when the fund invests for temporary defensive purposes, the fund’s assets may not be concentrated in the banking industry.

25.	Comment: In the discussion of “Illiquid Securities,” please change “Illiquid Securities” to “Illiquid Investments.”

Response: The Registrant has made the requested changes.

Part C/Exhibits

26.	Comment: The fund’s Amended and Restated Declaration of Trust includes (1) limits/requirements on derivative and direct actions, (2) requires jurisdiction only in the Chosen Courts (as defined in Section 11.4(d)), and (3) includes a waiver of jury trial provision. Please summarize each of these provisions in the prospectus.

A.	With respect to the provisions of Section 9.8 Derivative and Direct Actions, please ensure that the new disclosure includes that:

1.	a shareholder may bring a derivative action only if he/she makes a pre-suit demand upon the Board to bring the subject action and the Board is given up to 150 days to consider and investigate the request; and

2.	no shareholder may bring a direct action claiming injury as a shareholder unless the shareholder has suffered an injury distinct from that suffered by the shareholders of the Trust, or the affected series.

B.	With respect to forum, in addition to summarizing the provision, please also address corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of the provision since the 1933 and 1940 Acts permit shareholders to bring claims arising under these Acts in both state and federal court).

C.	That the provisions relating to derivative and direct actions and forum election do not apply to claims arising under the federal securities laws.

D.	That shareholders have no right to a jury trial.

Response: The Registrant has not made the requested change. The Registrant is not aware of any Form N-1A requirement to include such disclosure in the prospectus. Further, the Registrant notes that the fund’s Amended and Restated Declaration of Trust is included as an exhibit to and is considered part of the fund’s registration statement, and is accessible to investors and potential investors on the EDGAR website.

27.	Comment: Please update the hyperlink for the Registrant’s By-Laws.

Response: The hyperlink will be updated in an upcoming filing.

28.	Comment: Please supplementally provide the fund’s Sub-Investment Advisory Agreement.

Response: The fund’s Sub-Investment Advisory Agreement has been provided under separate cover.

29.	Comment: Please file a code of ethics for the fund’s principal underwriter and sub-adviser.

Response: The Registrant confirms the fund’s distributor and sub-adviser are covered by the Code of Ethics included as Exhibit (p)(1) to the registration statement. The exhibit title in Part C will be updated in an upcoming filing.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

Beau Yanoshik

cc: W. John McGuire

Jeff Prusnofsky